PORTUM CAPITAL LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2022

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PORTUM CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 AVENUE OF THE AMERICAS, SUITE 2101
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Horowitz		jeffhorowitz@bitgo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

State of Texas
County of Bell

OATH OR AFFIRMATION

I, Jeff Horowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PORTUM CAPITAL LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public
Notarized online using audio-video communication

NOTARY PUBLIC STATE OF TEXAS
Lucas A Hampton
ID NUMBER 133141946
COMMISSION EXPIRES June 7, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Portum Capital LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Portum Capital LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Portum Capital LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Portum Capital LLC's management. My responsibility is to express an opinion on Portum Capital LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Portum Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the GCMI Securities Corp.'s financial statements. The Supplemental Information is the responsibility of the GCMI Securities Corp.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Portum Capital LLC's auditor since 2019.

Tarzana, California

February 1, 2023

PORTUM CAPITAL LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 309,027
Other assets	1,808
Total assets	$ 310,835

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Due to related party	174,115
Total liabilities	$ 174,115
MEMBERS' EQUITY:	
Members' Equity	136,720
Total members' equity	136,720
Total liabilities and members' equity	$ 310,835

PORTUM CAPITAL LLC

Statement of Operations
For the year ended December 31, 2022

REVENUES:	
Interest income	$97
Total revenues	97
EXPENSES:	
Professional fees	110,400
Occupancy	48,000
Wages	96,000
Regulatory	2,707
Total expenses	257,107
NET LOSS	$ (257,010)

PORTUM CAPITAL LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2022

	Total Members' Equity
Beginning balance January 1, 2022	$ 106,254
Member contributions - Loan forgiveness	287,476
Net loss	(257,010)
Ending balance December 31, 2022	$ 136,720

The accompanying notes are an integral part of these financial statements

PORTUM CAPITAL, LLC

Statement of Cash Flows
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (257,010)
Adjustments to reconcile net loss to net used in operating activities:	
Forgiveness of debt	287,476
(Increase) decrease in:	
Other assets	(1,808)
Increase (decrease) in:	
Due to related party	(28,561)
Total adjustments	257,107
Net cash used in operating activities	97
Increase in cash	97
Cash and cash equivalents - beginning of period	308,930
Cash and cash equivalents - end of period	$ 309,027
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Portum Capital, LLC, (the "Company"), was formed on January 11, 2019, in the State of Delaware as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities including private offerings of certain digital securities. The Company does not hold customer funds or safeguard customer securities.

BitGo Holdings, Inc. ("BitGo") purchased Portum in the first quarter of 2020 and received FINRA approval for the change of control on July 23, 2020. For the year ended December 31, 2022, Portum's operations were maintained via additional paid-in-capital by BitGo and BitGo plans to continue to fund the operations with additional capital as needed.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation, typically achieved upon successful closing(s) of a transaction.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Use of Estimates – The preparation of financial statement in conformity with US generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing authorities for years ending December 31, 2019, 2020, and 2021.

The management has reviewed the results of operations for the period of time from its year end December 31, 2022 through February 1, 2023 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31 2022.

.

Note 2: RELATED PARTY

Under the terms of an expense sharing agreement with BitGo, Portum shares office space. Per the terms of the expense sharing agreement all expenses are paid by BitGo and are billed monthly and payable monthly in arrears. The total amount paid in 2022 under the expense sharing agreement was $144,000. As of December 31, 2022, Portum owes BitGo $174,115 in accumulated fees.

The Company adopted ASC Topic 842 standard on leases on January 1, 2018. The Company is not subject to this requirement inasmuch as Portum has an expense sharing agreement with BitGo.

Note 3: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $134,912, which was $123,304 in excess of its required net capital of $11,608 and the Company's ratio of aggregate indebtedness $174,115 to net capital was 1.29 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dea1er.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation or other legal action that would require disclosure during year ended December 31, 2022.

PORTUM CAPITAL LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2022

	Focus 12/31/22	Audit 12/31/22	Change
Members' equity, December 31, 2022	$ 136,720	$ 136,720	$ -
Subtract - Non allowable assets:	1,808	1,808	-
Tentative net capital	134,912	134,912	-
Haircuts	0	0	-
NET CAPITAL	134,912	134,912	-
Minimum net capital	11,608	11,608	-
Excess net capital	$ 123,304	$ 123,304	-
Aggregate indebtedness	174,115	174,115	-
Ratio of aggregate indebtedness to net capital	1.29	1.29	

There were no reported difference between the audit and focus filed at December 31, 2022.

The accompanying notes are an integral part of these financial statements

PORTUM CAPITAL LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2022

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b) of the Securities and Exchange Commission
December 31, 2022

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Portum Capital, LLC Exemption Report

I, as member of the management of Portum Capital, LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placement of securities including private offerings of certain digital securities where the issuer has control over the definitive record of ownership that allows it to enforce transfer restrictions, correct errors, and address lost or stolen tokens or keys. The Company has maintained compliance with the above throughout the year ended December 31, 2022, without exception.

Portum Capital, LLC

DocuSigned by:

Jeff Horowitz

63711785ECEA484...

Jeff Horowitz, CEO

February 1, 2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Portum Capital LLC
New York, NY

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Portum Capital LLC, stated that Portum Capital LLC's, business activities are limited to private placements of securities including private offerings of certain digital securities where the issuer has control over the definitive record of ownership that allows it to enforce transfer restrictions, correct errors, and address lost or stolen tokens or keys and that it has not held customer funds or securities and that Portum Capital LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Portum Capital LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Portum Capital LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Portum Capital LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 1, 2023